Exhibit 99.1

Neptune Closes SugarLeaf Acquisition, Expanding U.S. Extraction Capabilities

Establishes large scale U.S.-based hemp extraction capacity and creates a unique North American platform to provide customers with value-added products

LAVAL, QC, July 24, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a North American leader in extraction, formulation and turnkey packaging solutions, has completed the acquisition of the assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, "SugarLeaf"). The acquisition was first announced on May 9, 2019.

"The acquisition of SugarLeaf, combined with Neptune allows us to create a leading North American extraction platform with significant capacity available to serve our customers on both sides of the border. Furthermore, considering the significant growth anticipated in hemp-based products, this acquisition provides Neptune with capabilities to satisfy a wide array of clients. Finally, we anticipate a significant contribution from this acquisition, as indicated by the large earnout structure providing adequate risk sharing," said Michael Cammarata, Neptune President and CEO.

SugarLeaf brings to Neptune

  New capabilities to supply hemp extracts and finished products to a broad U.S. customer base.
  Extraction capacity that is expected to reach an annual run rate of 1,500,000 kilos of biomass by the end of 2019 with opportunities to further expand capacity.
  Cutting-edge cold ethanol processing technology producing high-quality broad-spectrum extracts and refined full spectrum extracts.
  Strategic and well diversified sourcing established, with multiple local and large regional hemp farmer partners, ensuring traceability of finished product back directly to the farms.
  Rigorous testing protocols to ensure high quality biomass.
  Pursuit of organic certification and already sourcing from farmers who are certified organic or using organic practices.
  Management team with extensive experience in hemp extraction.
  The U.S. market for hemp-derived CBD based products is evolving rapidly driven by multiple product categories and could reach $US 16 billion (1) by 2025.

"We are extremely proud to be part of the Neptune family and look forward to working in collaboration with their entire team," said Peter Galloway, President of SugarLeaf. "The hemp extract opportunity is significant, and our sales pipeline is healthy giving us comfort that we are well positioned to execute on our business plan."

Financial Considerations
Neptune paid an initial consideration for SugarLeaf of US$18 million, a combination of US$12 million in cash and US$6 million or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach US$132 million, reflecting a valuation multiple below 5x EBITDA, as previously disclosed. The earnout payments over the next three years are to be paid with a combination of cash or common shares, with at least 50% in cash. The initial cash consideration of this transaction was funded with the proceeds of the private placement announced on July 18, 2019.

(1)	Source: Cowen Equity Research & Cowen Washington Research Group

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. With the recent acquisition of SugarLeaf, the Company now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, The Company as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Neptune's outlook, business plans, its expected use of the net proceeds from its previously completed private placement offering, the expected results or benefits from the acquisition, including, but not limited to, its expected extraction capacity and expansion opportunities, the expected quality of extracts and range of products, Neptune's expected strategic positioning, potential market opportunities and the anticipated growth in the consumer market, the anticipated consideration owed to SugarLeaf as part of the acquisition and the assumption by Neptune's management that the Sugarleaf plant will become operational in accordance with its current business plans and without unforeseen delays or issues.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions including, in addition to the risks set forth therein and without limitation, that in the event there are any delays or issues with the Sugarleaf plant production or the operations expected to commence therein, the anticipated results and benefits outlined above may not materialize and such delays and issues may result in adverse consequences to Neptune. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 24-JUL-19